

17016833

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-1361 8-67486

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing Section FEB 28 2017 Washington DC 415

NAME OF BROKER-DEALER:

BB&T Securities, LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Byrd Street
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon St. Suite 4200 Charlotte North Carolina 28202
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Randall B. Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of BB&T Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Randall B. Saufley
Chief Financial Officer



Notary Public 283212 EXPIRES: 9/30/2019

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
BB&T Securities, LLC
(a wholly-owned subsidiary of BB&T Corporation):

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of BB&T Securities, LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the Statement of Financial Condition. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, 800 Green Valley Road, Suite 500, Greensboro, NC 27408
T: (336) 665 2700, F: (336) 665 2699, www.pwc.com/us

BB&T Securities, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	5,148,109
Cash segregated under federal regulations		3,298,043
Securities purchased under agreements to resell		143,702,644
Securities owned, at fair value		280,126,545
Securities owned, pledged, at fair value		168,919,860
Securities borrowed		1,193,000
Receivable from brokers, dealers and clearing organizations		27,756,398
Receivable from customers		103,829,002
Receivable from Parent and affiliates		824,381
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $16,059,170)		5,433,992
Goodwill		94,189,787
Deferred tax, net		18,838,671
Employee loans (net of allowance for doubtful accounts of $107,999)		47,960,321
Other assets		27,114,848
Total assets	$	928,335,601
Liabilities and member's equity		
Securities sold under agreements to repurchase	$	161,940,355
Securities sold, not yet purchased, at fair value		164,868,357
Short-term borrowing with Parent		10,767,373
Payable to brokers, dealers and clearing organizations		22,242,055
Payable to customers		80,740,469
Payable to affiliate correspondents		2,254,446
Accrued taxes payable to Parent		10,498,439
Accrued interest payable on securities		754,255
Accrued compensation		48,672,594
Accrued expenses and other liabilities		44,562,671
Total liabilities		547,301,014
Liabilities subordinated to claims of general creditors		100,000,000
Member's equity		281,034,587
Total liabilities and member's equity	$	928,335,601

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of Business

BB&T Securities, LLC (the "Company" or "BB&T Securities"), is a wholly-owned subsidiary of BB&T Corporation ("Parent"), a financial services holding company headquartered in North Carolina and sole member of BB&T Securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market and other financial instruments. Additionally, the Company offers mutual funds, annuities and life insurance products. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals. In addition, the Company provides clearing services to affiliated and unaffiliated broker-dealers on a fully-disclosed basis.

During 2016, the Company restructured its Equity Capital Markets group eliminating its equity capital markets research services and curtailing institutional equity sales and trading activity. The Company discontinued equity research coverage and curtailed institutional equity sales and trading activity.

On March 1, 2016, the Parent merged two wholly owned subsidiaries, Valley Forge Asset Management Corp. ("VFAM"), a broker-dealer and a registered investment advisor, and Stratton Management Company ("Stratton"), an investment management company, into the Company, creating Sterling Advisors, a separate line of business within the Company. Certain assets and liabilities of VFAM were transferred to affiliates of the Company just prior to the merger into the Company.

The merger of VFAM and Stratton into the Company constituted a transaction between entities under common control, where the Company, as the surviving entity, recorded VFAM, Stratton and the customer relationships at the Parent's historical cost as follows:

Cash	$ 9,250,335
Cash segregated under federal regulations	100,000
Securities owned, at fair value	7,519,517
Furniture, equipment and leasehold improvements, at cost	90,690
Customer intangibles	4,792,000
Other assets	3,594,839
Accrued taxes payable to Parent	(31,858)
Deferred tax, net	(52,405)
Accrued expenses and other liabilities	(6,365,756)
Net identifiable assets acquired	18,897,362
Goodwill	3,754,601
Total contributed by Parent	$ 22,651,963

2. Summary of Significant Accounting Policies

The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by Company regulatory authorities. The following is a summary of the more significant accounting policies.

Use of estimates in preparation of financial statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include the determination of fair value for financial instruments, valuation of goodwill, intangible assets and other purchase accounting related adjustments, benefit plan obligations and expenses, and tax assets, liabilities and expense.

Cash
Cash represents amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation.

Cash segregated under federal regulations
Cash segregated under federal regulations represents amounts on deposit with banks and other financial institutions that are subject to segregation under federal regulation for the exclusive benefit of the Company's clients.

Securities purchased under agreements to resell, and securities sold under agreements to repurchase
Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") or securities sold under agreements to repurchase ("repurchase agreements" or "repos") are accounted for as collateralized agreements. It is the Company's policy to obtain the right to use the securities pledged as collateral for resale agreements. Collateral is valued daily, and the Company may require counterparties to pledge additional collateral or return collateral pledged when appropriate. Reverse repos and repos are recorded at contractual amounts plus accrued interest. Accrued interest on reverse repos and repos is included in the Statement of Financial Condition in Other assets and Accrued interest payable on securities respectively.

Securities owned and securities sold, not yet purchased
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Proprietary securities transactions in non regular-way trades are recorded on the settlement date. Amounts receivable and payable for the Company's regular-way securities transactions that have not yet reached their contractual settlement date are recorded on a net basis on the Statement of Financial Condition.

Securities borrowed
Securities borrowed for cash collateral are accounted for as financing transactions and are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. The Company measures the fair value of the securities borrowed against the collateral on a daily basis, additional collateral is provided to cover deficits, and any excess is reacquired to ensure that such transactions are properly collateralized.

Customer securities transactions
Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. The Company monitors the fair value of collateral held and the fair value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from customers residing in the Southeastern United States of America.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is recorded on a straight-line basis over the estimated useful lives of the assets (ranging from 3 to 10 years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term, including certain renewals that were deemed probable at lease inception, or the estimated useful lives of the improvements.

Employee loans
The Company provides certain financial advisors with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally forgiven over a two to nine year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for terminated employees, which is included in Employee loans in the Statement of Financial Condition.

Goodwill and intangible assets
Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested at least annually for impairment as of October 1st and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. The Company measures impairment using the present value of estimated future cash flows based on available information. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the Company exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the Company is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value. To date, there have been no goodwill impairments recorded by the Company.

Other intangible assets include customer intangibles and certain developed technology. Intangible assets other than goodwill, which are determined to have finite lives, are amortized based upon the estimated economic benefit received. These intangible assets are included in the Statement of Financial Condition in Other assets.

Derivative financial instruments
The Company enters into non-regular way securities transactions to facilitate TBA trades, when-issued securities, commercial and municipal defeasance trades and other purchases and sales that require extended settlement terms in the normal course of business with its clients. The fair value of these derivatives in a gain or loss position is included in Securities owned, at fair value or Securities sold, not yet purchased, at fair value, respectively, on the Statement of Financial Condition. The Company does not designate its derivatives as hedges. Additional derivatives disclosures are found in Note 14.

Income taxes
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and

liabilities are recognized based on future tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes.

Changes in Accounting Principles and Effects of New Accounting Pronouncements
During November 2016, the FASB issued new guidance related to the Statement of Cash Flows. The new guidance requires restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2017. The adoption of this guidance will only affect the Company's Statements of Cash Flows and will have no impact on the other financial statements.

During February 2016, the FASB issued new guidance related to Leases. The new guidance requires lessees to recognize assets and liabilities related to certain operating leases on the balance sheet. The new guidance also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. This guidance is effective for fiscal years beginning after December 15, 2018. Upon adoption, the Company expects to report higher assets and liabilities as a result of including additional leases on the Consolidated Balance Sheet. The Company is still evaluating the impact on the Statements of Operations and the Statement of Members' Equity.

Effective January 1, 2016, the Company adopted new guidance related to Fair Value Measurement. The new guidance eliminates the requirement to classify in the fair value hierarchy any investments for which fair value is measured at net asset value per share using the practical expedient. The adoption of this guidance was not material to the Company's financial statements.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. There is a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	12/31/2016	Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis Level 1	Level 2	Level 3
Assets:				
Securities owned:				
U.S. government	$ 92,888,360	$ -	$ 92,888,360	$ -
U.S. government-sponsored entities (GSE)	41,305,377	-	41,305,377	-
Mortgage-backed securities issued by GSE	49,985,555	-	49,985,555	-
State and political subdivisions	38,617,908	-	38,617,908	-
Corporate bonds	28,477,951		28,477,951	
Equity and other securities	4,777	4,058	-	719
Derivative asset:				
U.S. government	20,808	-	20,808	-
U.S. government-sponsored entities	304,455	-	304,455	-
Mortgage-backed securities issued by GSE	28,513,161	-	28,513,161	-
State and political subdivisions	4,629	-	4,629	-
Corporate bonds	3,564	-	3,564	-
Securities owned, pledged:				
U.S. government	32,238,882	-	32,238,882	-
U.S. government-sponsored entities	117,040,513	-	117,040,513	-
Mortgage-backed securities issued by GSE	19,640,465	-	19,640,465	-
Total assets	$449,046,405	$ 4,058	$449,041,628	$ 719
Liabilities:				
Securities sold, not yet purchased:				
U.S. government	$136,815,209	$ -	$136,815,209	$ -
Corporate bonds	222,990	-	222,990	-
Equity and other securities	4,055	4,055	-	-
Derivative liability:				
U.S. government	43,002	-	43,002	-
U.S. government-sponsored entities	59,203	-	59,203	-
Mortgage-backed securities issued by GSE	27,715,061	-	27,715,061	-
State and political subdivisions	5,342	-	5,342	-
Corporate bonds	3,495	-	3,495	-
Total liabilities	$164,868,357	$ 4,055	$164,864,302	$ -

Securities owned, pledged represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or re-pledge the underlying assets, which is discussed further in Note 14.

The following discussion focuses on the valuation techniques and significant inputs used by the Company in determining the Level 2 and Level 3 fair values of each significant class of assets and liabilities.

The Company generally utilizes multiple third-party pricing services in determination of the fair value of its securities portfolio. Fair value measurements are derived from market-based pricing matrices that were developed using observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. As described by security type below, additional inputs may be used or some inputs may not be applicable. In the event that market observable data was not available, which would generally occur due to the lack of an active market for a given security, the valuation of the security would be subjective and may involve substantial judgment by management. The Company utilizes mid-market pricing as a practical expedient. Fair value under this methodology does not differ materially from the fair value when measured on a bid-ask spread.

Specific valuation techniques and inputs used in determining the fair value of each significant class of assets and liabilities follow:

U.S. government: These are debt securities guaranteed by the U.S. government. U.S. government securities are generally valued using market-based pricing matrices that are based on observable inputs (i.e., including new issue and secondary market data and dealer quotes), and, for U.S. Treasury securities and Treasury inflation protected securities ("TIPS"), live data from active market makers and inter-dealer brokers.

U.S. government-sponsored entities (GSE) and Mortgage-backed securities issued by GSE: These are debt securities issued by U.S. government-sponsored entities. GSE pass-through securities are valued using market-based pricing matrices that are based on observable inputs including benchmark TBA security pricing and yield curves that were estimated based on U.S. Treasury yields and certain floating rate indices. The pricing matrices for these securities may also give consideration to pool-specific data supplied directly by the GSE. GSE collateralized mortgage obligations ("CMOs") are valued using market-based pricing matrices that are based on observable inputs including offers, bids, reported trades, dealer quotes and market research reports, the characteristics of a specific tranche, market convention prepayment speeds and benchmark yield curves as described above.

States and political subdivisions: These securities are valued using market-based pricing matrices that are based on observable inputs including Municipal Securities Rulemaking Board ("MSRB") reported trades, issuer spreads, material event notices and benchmark yield. In some cases, there are no observable market values for these investments and therefore management must estimate the fair value based on unobservable inputs and/or modeling assumptions.

Corporate bonds: These securities include brokered CD's and are valued using market-based pricing matrices that are based on observable inputs including Trade Reporting And Compliance Engine ("TRACE") reported trades, issuer spreads, material event notices and benchmark yield. In some cases, there are no observable market values for these investments and therefore management must estimate the fair value based on unobservable inputs and/or modeling assumptions.

Equity and other securities: These securities consist primarily of common stock, preferred stock, and mutual funds. These securities are valued based on a review of quoted market prices for identical and similar assets. In cases where there are no observable market values for these investments management estimates the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities.
Derivative assets and liabilities: The fair values of derivative financial instruments are determined based on quoted market prices. Derivative assets and liabilities are priced using the methods described above. Additional derivatives disclosures are found in Note 14.

Securities owned, not yet purchased: Securities owned, not yet purchased, represent securities sold short. These trades are primarily a mitigating market risk strategy for the purposes of supporting

institutional and retail client trading activities. Short positions are priced using methods described above.

The table below presents a reconciliation for the year ended December 31, 2016 for Level 3 assets and liabilities that are measured at fair value on a recurring basis.

For the Year Ended December 31, 2016	December 31, 2016	Corporate Bonds	Equity & other securities
Balance on January 1, 2016	$ 248	$ -	$ 248
Total realized and unrealized gains (losses) included in earnings:			
Principal transactions, net	6,333	5,862	471
Purchases	626,086	626,086	-
Sales	(607,885)	(607,885)	-
Transfers out of Level 3 to Level 2	(24,063)	(24,063)	-
Balance at December 31, 2016	$ 719	$ -	$ 719

The Company recognizes transfers in and out of Levels 1, 2 and 3 as of the end of the quarterly reporting periods.

The Company had $45,000 in private equity and similar investments at January 1, 2016 that were measured at fair value using the net asset value per share (or its equivalent) as a practical expedient that were not required to be classified in the fair value hierarchy. All the Company's private equity and similar investments were sold during 2016.

4. Cash Segregated under Federal Regulations

At December 31, 2016 cash of $2,001,501 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer related credits over the customer related debits. As of December 31, 2016, there was an excess of total credits over total debits of $31,416,833.

The Company also computes a reserve requirement for the proprietary accounts of brokers and dealers (PAB). At December 31, 2016, the Company had a PAB deposit segregated in special reserve bank accounts of $1,296,542. As of December 31, 2016, the excess of total credits over total debits was $162,207.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

The balances shown as receivables from and payables to, brokers, dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities as well as clearing deposits. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement

date. Balances at December 31, 2016 were as follows:

	Receivables	Payables
Failed to deliver / receive	$ 1,212,378	$ 18,578,810
Clearing organizations	15,512,653	3,663,245
Receivables related to unsettled trades	11,031,367	-
Total	$ 27,756,398	$ 22,242,055

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2016:

Furniture and equipment	$ 10,139,657
Leasehold improvements	10,562,721
Computer equipment	52,092
Computer software	738,692
Less: Accumulated depreciation and amortization	(16,059,170)
Total	$ 5,433,992

7. Goodwill and Intangible Assets

The Company has certain intangible assets consisting of developed technology. In addition, the Company recorded goodwill and customer intangible assets resulting from the Parent's merger of VFAM and Stratton into the Company effective March 1, 2016.

Goodwill, December 31, 2015	$90,435,186
Goodwill allocated to the Company as part of VFAM and Stratton acquisition	3,754,601
Goodwill, December 31, 2016	$94,189,787

Customer intangibles, December 31, 2015	$ -
Customer intangibles acquired as part of VFAM and Stratton acquisition	4,792,000
Amortization	(177,000)
Customer intangibles, December 31, 2016	$ 4,615,000

The net carrying amount of technology intangible assets at December 31, 2016, included in Other assets on the Statement of Financial Condition, is $238,616. The estimated remaining useful life for these intangible assets is 4 years.

The net carrying amount of customer intangible assets at December 31, 2016, included in Other assets on the Statement of Financial Condition, is $4,615,000. The estimated remaining useful life for these intangible assets is 9 years.

	Year Ended December 31,					
	2017	2018	2019	2020	2021	Thereafter
Estimated amortization expense of technology intangibles	$ 66,930	61,110	56,745	53,831	-	$ -
Estimated amortization expense of customer intangibles	$216,000	415,000	582,000	552,000	517,000	$2,333,000

8. Short-Term Borrowings

The Company maintains a line of credit with an established financial institution with maximum borrowing under the line equal to available collateral. The line of credit may be collateralized with customers' securities pledged for margin loans and securities held for correspondent broker-dealer accounts. As of December 31, 2016, there were no borrowings outstanding in connection with the line of credit, and there was no borrowing under this line during the year.

The Company maintains an unsecured line of credit from the Parent totaling $725,000,000. As of December 31, 2016, there was an outstanding balance of $10,767,373; the average balance outstanding during the year was $37,130,417. There is no established maturity date under the agreement with the Parent.

9. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent subordinated borrowings with the Parent. Such borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Liabilities subordinated to the claims of general creditors are composed of the following at December 31, 2016:

Subordinated note dated 1999, renewing December 2017	$	15,000,000
Subordinated note dated 2000, renewing November 2017		15,000,000
Subordinated note dated 2003, renewing June 2017		30,000,000
Subordinated note dated 2007, renewing August 2017		40,000,000
Total	$	100,000,000

The Company maintains a $200,000,000 revolving subordinated loan agreement with the Parent expiring August 31, 2018. There was no outstanding balance as of December 31, 2016, and there was no borrowing under this line during the year.

10. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities included in the Statement of Financial Condition at December 31, 2016 are presented below:

Deferred tax assets:		
Accrued incentive compensation	$	19,336,451
Equity-based compensation		5,593,948
Deferred income		2,075,392
Depreciation		985,315
Investments in partnership		355,472
Reserves		1,302,147
Other		47,373
Total deferred tax assets	$	29,696,098
Deferred tax liabilities:		
Intangibles	$	29,468
Goodwill		10,827,959
Total deferred tax liabilities	$	10,857,427
Net deferred tax asset	$	18,838,671

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

A reconciliation of the beginning amount of unrecognized tax benefits to the ending amount at December 31, 2016 is as follows:

Balance at December 31, 2015	$ 71,082
Decrease related to expiration of statute of limitations	(30,203)
Balance at December 31, 2016	$ 40,879

Unrecognized tax benefits that would have impacted effective tax rate if recognized.

Federal	$ -
State	26,571

The Company had $2,011 in liabilities for tax related interest recorded on its balance sheet at December 31, 2016.

The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2011 are open for examination.

11. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1,

which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

At December 31, 2016, the Company had net capital of $173,282,328, which was $170,820,196 in excess of its minimum net capital requirement of $2,462,132. Net capital as a percent of aggregate debit balances was 140.76% at December 31, 2016.

12. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

The Parent has a non-qualified defined benefit plan that only covers certain inactive Company employees. The costs are charged to current operations and consist of net pension cost based on various actuarial assumptions regarding future expectations under the plan.

Certain employees of the Company participate in the Parent's equity-based compensation plans, which provide for the issuance of the Parent's share-related awards, such as stock options and restricted share units. The fair value of RSUs is based on the common stock price on the grant date less the present value of expected dividends that will be foregone during the vesting period. The fair value of options is measured on the grant date using the Black-Scholes option-pricing model. Substantially all awards are granted in February of each year. Grants to non-executive employees primarily consist of RSUs. The fair value of restricted shares is based on the common stock price on the grant date.

The total intrinsic value of the options exercised and restricted share units vested during 2016 was $5,145,375. The total grant date fair value of equity-based awards that vested during 2016 was $3,848,608.

The following table details the activity during 2016 related to the Parent's stock options awarded to employees of the Company:

	Options	Wtd. Avg. Exercise Price	Aggregate Intrinsic Value	Wtd. Avg. Remaining Life (Years)
Original outstanding at beginning of period	717,621	$ 35.12		
Transfer	8,821	64.30		
Exercised	(192,075)	35.90		
Expired	(141,829)	40.56		
Outstanding at end of period	392,538	33.42	5,454,166	1.9
Exercisable at the end of period	392,538	33.42	5,454,166	1.9
Exercisable and expected to vest at the end of period	392,538	$ 33.42	5,454,166	1.9

The following table details activity during 2016 related to restricted share units awarded by the Parent to employees of the Company:

	Shares/ Units	Wtd. Avg. Grant-Date Fair Value
Original unvested at beginning of year	251,877	$ 33.98
Transfer	(662)	27.81
Granted	262,081	31.56
Vested	(113,619)	33.46
Forfeited	(27,112)	35.19
Unvested at end of year	372,565	32.38
Expected to vest at the end of period	351,304	$ 32.39

The Company has an incentive compensation plan under which certain employees receiving large incentive awards receive a portion of their award in cash and have a discretionary portion of their incentive paid through the issuance of restricted common shares of the Parent under terms of the Parent's equity compensation plans. The restricted shares vest evenly over three years from the grant date if the employee meets certain criteria.

13. Related Party Transactions

The Company is a member of a group of affiliated companies and, as described below and in Notes 8, 9 and 12, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

At December 31, 2016, the Company had bank accounts with an affiliate with an unrestricted cash balance of $977,945. At December 31, 2016, the Company had outstanding drafts payable with an affiliate in the amount of $22,906,697 which is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

At December 31, 2016, the Company had a Receivable from the Parent and affiliates in the amount of $824,381 in the Statement of Financial Condition. Included in this amount is a receivable relating to IDP fees in the amount of $509,589 and other miscellaneous receivables in the amount of $314,792.

At December 31, 2016 the Company had payables of $433,523 to an affiliate bank which is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

The Company provides clearing and settlement services to BB&T Investment Services, an affiliated broker-dealer. At December 31, 2016 the Company had payables of $2,254,446 to BB&T Investment Services, Inc., which is included in Payables to affiliate correspondents in the Statement of Financial Condition.

14. Financial Instruments with Off-Statement of Financial Condition Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-Statement of Financial Condition credit and market risk. The Company's principal activities and exposure to credit risk associated with customers not fulfilling their contractual obligations can be directly impacted by volatile trading markets.

Additionally, the Company enters into non-regular way securities transactions to facilitate TBA trades, when-issued securities, commercial and municipal defeasance trades and other purchases and sales that require extended settlement terms in the normal course of business with its clients. The fair value of these derivatives in a gain or loss position is included in Securities owned, at fair value or Securities sold, not yet purchased, at fair value, respectively, on the Statement of Financial Condition.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of market or credit risk. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. As of December 31, 2016 the Company had total margin deposits on TBA transactions in the amount of $346,597, which is included in Receivable from customers in the Statement of Financial Condition. All of the Company's derivatives had contractual maturities of less than 90 days as of December 31, 2016.

As of December 31, 2016, the gross notional amounts and fair value of derivative financial instruments are as follows:

	Notional Amount, Long (000's)	Notional Amount, Short (000's)	Fair Value	
			Gain	Loss
US government	$ 25,011	$ 143,886	$ 20,808	$ 43,002
US government-sponsored entities (GSE)	381,583	445,513	281,014	59,203
Mortgage-backed securities issued by GSE	2,272,749	2,356,640	28,513,161	27,715,061
State and political subdivisions	725	1,385	4,629	5,342
Corporate bonds	11,180	13,536	3,564	3,495
Equity and other securities	-	2,234	23,441	-
Total non-regular way settlement trades	$ 2,691,248	$ 2,963,194	$ 28,846,617	$ 27,826,103

The Company has established credit policies for commitments involving financial instruments with off-Statement of Financial Condition credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than OTC transactions.

At December 31, 2016, the Company had receivables under resale agreements and payables under repurchase agreements reflected in the Statement of Financial Condition. The Company had no commitments to enter into future resale and repurchase agreements as of December 31, 2016.

At December 31, 2016, the carrying value of receivables under resale agreements and approximate fair market values of collateral received that can be sold or re-pledged by the Company were:

	Carrying Value	Market Value of Collateral
Securities purchased under agreements to resell	$ 143,702,644	$ 144,157,660

At December 31, 2016, the carrying value of payables under repurchase agreements and approximate fair market values of collateral provided that can be sold or re-pledged by the counterparty were:

	Carrying Value	Market Value of Collateral
Securities sold under agreements to repurchase	$ 161,940,355	$ 167,567,590

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements at December 31, 2016 at the fair value of the related securities and may incur a loss if the market value of the securities increases subsequent to December 31, 2016 and prior to settlement of the transaction.

Company seeks to control the risks associated with its customer activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to pledge additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company is indemnified and guaranteed by correspondents, against specified potential losses in connection with the Company acting as an agent of, or providing services to, the correspondents.

15. Commitments and Contingencies

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability, or equity security of the guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that if, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2016, the Company had $3,334,995 of open underwriting commitments.

The Company is obligated under non-cancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2026.

At December 31, 2016, the Company had minimum lease obligations related to these and other non-cancelable operating leases as follows:

For the years ending December 31:		
2017	$	9,569,974
2018		8,391,536
2019		7,546,666
2020		6,398,824
2021		4,990,253
Thereafter		14,721,863
Total minimum future payments	$	51,619,116

16. Litigation

In the ordinary course of business, the Company is subject to a certain amount of claims, litigation, investigations and legal and administrative case proceedings, all of which are considered incidental to the normal course of business. While the outcome of legal proceedings is inherently uncertain, based on the information currently available, the Company's management believes that such proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position, results of operations or cash flows.

17. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017 and has determined there are none requiring disclosure through the date of these financial statements.